Exhibit 21.1
Bar Harbor Bankshares
Subsidiaries

Name	State of Incorporation or Organization
Bar Harbor Bank & Trust	Maine
Bar Harbor Trust Services	Maine
Cottage Street Corp.	Maine
NHTB Capital Trust II	Connecticut
NHTB Capital Trust III	Connecticut
Charter Holding Corp.	New Hampshire
Charter Trust Company	New Hampshire
Charter New England Agency	New Hampshire